UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Asher B. Edelman                              Todd J. Emmerman, Esq.
      717 Fifth Avenue                              c/o Rosenman & Colin LLP
      New York, New York 10022                      575 Madison Avenue
      (212) 371-7711                                New York, New York 10022
                                                    (212) 940-8873
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             621,100 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        621,100 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      621,100 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.39%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             852,300 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        852,300 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      852,300 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      Not Applicable
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             621,100 Shares (comprised of shares owned by Edelman
   Person               Value Partners, L.P.)
    With                --------------------------------------------------------
                  9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        621,100 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      621,100 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.39%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Asher B. Edelman
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      Not Applicable
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,473,400 Shares (comprised of shares owned by Edelman
   Person               Value Partners, L.P. and shares owned by Edelman Value
    With                Fund, Ltd.)
                        --------------------------------------------------------
                  9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,473,400 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,473,400 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.66%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robin Rodriguez
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               35,700 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             352,500 Shares (comprised of shares owned by Cordell
   Person               Consultants, Inc. (VA) Money Purchase Plan, Kamikaze
    With                Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------
                  9     Sole Dispositive Power

                        35,700 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        352,500 Shares (comprised of shares owned by Cordell Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      388,200 Shares (including shares owned by Cordell Consultants, Inc.
      (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.49%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             39,600 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        39,600 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      39,600 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.15%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kamikaze Trading LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Virginia
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             157,950 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        157,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      157,950 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .61%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Nevada
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             154,950 Shares
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power


                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        154,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      154,950 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .59%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on March 17, 1999 (the "Original Schedule 13D") on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman, (v) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), (vi) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), (vii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), and (viii) Robin Rodriguez (such entities and individuals are collectively referred to herein as the "Reporting Persons"), with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Fund was $4,434,806.50. The source of funds used by Edelman Value Fund to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Edelman Value Partners was $3,220,236.13. The source of funds used by Edelman Value Partners to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Cordell was $201,771.50. The source of funds used by Cordell to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Kamikaze was $818,762.13. The source of funds used by Kamikaze to purchase such Shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Amalgamated was $794,635.38. The source of funds used by Amalgamated to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the Shares held by Robin Rodriguez was $185,829.13. The source of funds used by Robin Rodriguez to purchase such Shares was personal funds.

            Each such entity and individual possesses a portfolio containing securities other than those of the Company which portfolio may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities are comprised of shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company shares held in such general accounts or comprising a portion of such collateral.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            On March 17, 1999, Mr. Edelman and Scott Kasen, a partner of Mr. Edelman, met with Shimon Eckhouse, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and Mr. Eckhouse's legal counsel, at Mr. Edelman's New York offices. At the meeting, Mr. Edelman generally indicated that he believed that the Company had lost credibility in the financial marketplace, that the various actions being considered by the Company, while positive, would require significant time before such credibility was restored and that a financial or strategic buyout of the company would be more effecatious. Mr. Edelman stated that he believed that current management should have the opportunity to participate in a financial buyout, but that absent management's cooperation, a strategic buyout could be pursued. Mr. Edelman and Mr. Eckhouse discussed Mr. Edelman's concept as well as financial and strategic buyouts in general. Mr. Eckhouse indicated that he was interested in exploring and pursuing various possible actions for the Company and that he would be interested in meeting, and would cooperate with, potential financial buyers for the Company.

            Based on his meeting with Mr. Eckhouse, Mr. Edelman intends to begin identifying and contacting potential financial buyers for the Company (with whom the Reporting Persons may or may not join) and to bring interested parties to the attention of the Company.

            Notwithstanding the foregoing, the Reporting Persons reserve the right at any time and from time to time to (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (iii) act to institute other measures to maximize the value of the Reporting Persons' Shares and, to the extent consistent therewith, shareholder value in general, in each case, subject to applicable securities laws, as, if and when such acquisitions, sales or other actions are determined by the Reporting Persons, or any of them, to be in their best interests.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 26,027,000 Shares of the Company outstanding, based on the weighted average number of Shares outstanding during the period ended December 31, 1998, as reported in the Company's financial report press release for the period ended December 31, 1998.

            As of the close of business on March 17, 1999:

                  (i) Edelman Value Partners owns 621,100 Shares which constitute approximately 2.39% of the Shares of the Company outstanding;

                  (ii) Edelman Management owns no Shares of the Company. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the

      621,100 Shares owned by Edelman Value Partners. Such Shares constitute approximately 2.39% of the Shares of the Company outstanding;

                  (iii) Edelman Value Fund owns 852,300 Shares which constitute approximately 3.27% of the Shares of the Company outstanding;

                  (iv) Asher B. Edelman owns no Shares of the Company. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 621,100 Shares of the Company owned by Edelman Value Partners and the 852,300 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 5.66% of the Shares of the Company outstanding;

                  (v) Cordell owns 39,600 Shares of the Company which constitute approximately 0.15% of the Shares of the Company outstanding;

                  (vi) Kamikaze owns 157,950 Shares of the Company which constitute approximately 0.61% of the Shares of the Company outstanding;

                  (vii) Amalgamated owns 154,950 Shares of the Company which constitute approximately 0.59% of the Shares of the Company outstanding;

                  (viii) Robin Rodriguez personally owns 35,700 Shares of the Company which constitute approximately 0.14% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares(including those held by Mr. Rodriguez personally) in the aggregate constitute approximately 1.49% of the Shares of the Company outstanding.

            (b) Edelman Value Partners has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

            Edelman Value Fund has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

            Cordell has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as President.

            Kamikaze has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Amalgamated has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Rodriguez as Managing Member.

            Mr. Rodriguez has the sole power to vote and dispose of the Shares of the Company which are personally owned by him.

            (c) Set forth below is a description of all transactions in Shares of the Company that were effected during the past sixty days by any of the Reporting Persons. All such transactions were effected on the open market.

                                                      Number             Price
           Entity                   Date            Of Shares          per Share
           ------                   ----            ---------          ---------

Edelman Value Fund                 3/1/99             42,000            $5.0938
Edelman Value Partners             3/1/99             29,000            $5.0938
Cordell                            3/1/99             29,000            $5.0938
Edelman Value Fund                 3/2/99             35,700            $5.0938
Edelman Value Partners             3/2/99             24,700            $5.0938
Cordell                            3/2/99             10,600            $5.0938
Robin Rodriguez                    3/2/99             14,000            $5.0938
Edelman Value Fund                 3/3/99             10,000            $5.1250
Edelman Value Partners             3/3/99              7,000            $5.1250
Robin Rodriguez                    3/3/99              7,000            $5.1250
Edelman Value Fund                 3/4/99             82,300            $5.3438
Edelman Value Partners             3/4/99             56,900            $5.3438
Robin Rodriguez                    3/4/99             14,700            $5.3438
Kamikaze                           3/4/99             42,100            $5.3438
Edelman Value Fund                 3/9/99            204,300            $5.1250
Edelman Value Partners             3/9/99            141,200            $5.1250
Kamikaze                           3/9/99            115,850            $5.1250
Amalgamated                        3/9/99             25,250            $5.1250
Edelman Value Fund                3/10/99            168,000            $5.1250
Edelman Value Partners            3/10/99            116,000            $5.1250
Amalgamated                       3/10/99            116,000            $5.1250
Edelman Value Fund                3/11/99            300,000            $5.1563
Edelman Value Partners            3/11/99            246,300            $5.1563
Amalgamated                       3/11/99             13,700            $5.1563
Edelman Value Fund                3/17/99             10,000            $6.75

            (d) Not applicable.

            (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended and restated to read as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Power of Attorney by the Reporting Persons in favor of Scott G. Kasen

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: March 18, 1999

                                    /s/ Scott G. Kasen
                                    --------------------------------------------
                                    Scott G. Kasen, as attorney-in-fact for each
                                    of Asher B. Edelman, Edelman Value Partners,
                                    L.P., Edelman Value Fund, Ltd., A.B. Edelman
                                    Management Company, Inc., Robin Rodriguez,
                                    Kamikaze Trading LLC, Amalgamated Sludge LLC
                                    and Cordell Consultants, Inc. (VA) Money
                                    Purchase Plan

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                        SECTION 13(d) OF THE EXCHANGE ACT

            FOR VALUE RECEIVED, the undersigned, effective as of March 17, 1999, hereby agree as follows:

            1. Joint Filing Authorization. Each party hereto authorizes ASHER B. EDELMAN to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k), a statement of their beneficial ownership of the Ordinary Shares, par value NIS 0.10 per share of ESC MEDICAL SYSTEMS, LTD. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

            2. Power of Attorney.

            (a) Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., and A.B. Edelman Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., hereby designates and appoints ASHER B. EDELMAN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            (b) Each of Kamikaze Trading LLC, Amalgamated Sludge LLC and Cordell Consultants, Inc. (VA) Money Purchase Plan hereby designates and appoints ROBIN RODRIGUEZ as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

            3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.


                      /s/ Asher B. Edelman
                      ------------------------------------------------
                          Asher B. Edelman


                      EDELMAN VALUE PARTNERS, L.P.,
                       a Delaware limited partnership

                      By: A.B. Edelman Management Company, Inc., a New York corporation, General Partner

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, President

                      EDELMAN VALUE FUND, LTD.,
                      a British Virgin Islands corporation

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, Investment Manager


                      A.B. EDELMAN MANAGEMENT COMPANY, INC.,
                      a New York corporation

                      By:     /s/ Asher B. Edelman
                              ----------------------------------------
                              Asher B. Edelman, President

                      /s/ Robin Rodriguez
                      ------------------------------------------------
                          Robin Rodriguez


                      KAMIKAZE TRADING LLC,
                      a Virginia limited liability company

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, Managing Member


                      AMALGAMATED SLUDGE LLC ,
                      a Nevada limited liability company

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, Managing Member


                      CORDELL CONSULTANTS, INC. (VA) MONEY
                      PURCHASE PLAN, a Virginia corporation

                      By:     /s/ Robin Rodriguez
                              ----------------------------------------
                              Robin Rodriguez, President

                                    EXHIBIT 2

                                POWER OF ATTORNEY

      Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., A.B. Edelman Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., Asher B. Edelman, Kamikaze Trading LLC, Amalgamated Sludge LLC, Cordell Consultants, Inc. (VA) Money Purchase Plan and Robin Rodriguez hereby designates and appoints SCOTT B. KASEN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate any amendments to the Schedule 13D with respect to ESC Medical Systems, Ltd. filed by such entities and individuals, until revoked in writing by such entity or individual.

            This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.


/s/ Asher B. Edelman                        /s/ Robin Rodriguez
-----------------------------------         ------------------------------------
Asher B. Edelman                            Robin Rodriguez


EDELMAN VALUE FUND, LTD., a British         KAMIKAZE TRADING LLC, a Virginia
Virgin Islands corporation                  limited liability company

By: /s/ Asher B. Edelman                    By: /s/ Robin Rodriguez
-----------------------------------             --------------------------------
    Asher B. Edelman, Investment Manager        Robin Rodriguez, Managing Member


A.B. EDELMAN MANAGEMENT                     AMALGAMATED SLUDGE LLC , a Nevada
COMPANY, INC., a New York corporation       limited liability company

By: /s/ Asher B. Edelman                    By: /s/ Robin Rodriguez
-----------------------------------             --------------------------------
    Asher B. Edelman, President                 Robin Rodriguez, Managing Member


                                            CORDELL CONSULTANTS, INC. (VA)
                                            MONEY PURCHASE PLAN, a Virginia
                                            corporation

                                            By: /s/ Robin Rodriguez
                                            ------------------------------------
                                                Robin Rodriguez, President